October 30, 2012

VIA EDGAR

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Attunity Ltd
Registration Statement on Form F-3
Filed September 27, 2012
File No. 333-184139

Dear Mr. Shuman:

This letter responds to the letter dated October 24, 2012 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Registration Statement on Form F-3 of Attunity Ltd (the “Company” or “we”) initially filed with the Commission on September 27, 2012 (the “Registration Statement”).

We are filing with the Commission via EDGAR concurrently herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  The changes in Amendment No. 1 reflect the Company’s responses to the Staff’s comments in the Comment Letter as well as update other information due to the passage of time.

Our responses are set forth below following the text of the comments in the Comment Letter.

Incorporation of Certain Information by Reference, page 26

1.
It appears you should incorporate by reference from your Form 6-K filed September 20, 2011, or otherwise provide in the prospectus, the information required by Rule 3-05 and Article 11 of Regulation S-X with respect to your acquisition of RepliWeb Inc. Please revise accordingly, or advise.

Response:

Amendment No. 1 incorporates by reference from the Company’s Form 6-K filed on September 20, 2011, the information required by Rule 3-05 and Article 11 of Regulation S-X with respect to the Company’s acquisition of RepliWeb Inc.

Exhibit 5.1

2.
The legality opinion states counsel’s opinion that under the circumstances specified, the warrants covered by the registration statement “will be legally issued, fully paid and non-assessable.” Please have counsel file a revised opinion that gives its opinion as to whether the warrants will be binding obligations of the company under the laws of the jurisdiction governing the warrant agreement. For guidance, please refer to Section II.B.f. of Staff Legal Bulletin No. 19.

Response:

We have filed with Amendment No. 1 a revised opinion by Israeli counsel which states that the warrants are binding obligations of the Company.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

**********

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at (972) (9) 899-3010 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Shy S. Baranov, Esq. at (617) 338-2932, if you have any questions or require additional information.

Respectfully, ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer

cc:	Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.
Ido Zemach, Adv.